Exhibit 99.2

Discovery Laboratories Reports 2002 Year End Financial Results

Manufacturing of Surfaxin® for ARDS Trial to Recommence in March 2003

Doylestown, PA — February 20, 2003 — Discovery Laboratories, Inc. (Nasdaq: DSCO), a late-stage specialty pharmaceutical company leveraging its technology in humanized lung surfactants to develop novel respiratory therapies today announced financial results for the fourth quarter and year ended December 31, 2002.

For the quarter ended December 31, 2002, the Company reported a net loss of $5.3 million, or $0.17 per share, on approximately 30.7 million weighted average shares outstanding, compared to a net loss of $4.2 million, or $0.17 per share, on approximately 25.0 million weighted average shares outstanding for the same period in 2001. For the year ended December 31, 2002, the Company reported a net loss of $17.4 million, or $0.64 per share, on approximately 27.4 million weighted average shares outstanding, compared to a net loss of $11.1 million, or $0.51 per share, on approximately 22.0 million weighted average shares outstanding at year end 2001.

The increase in the net loss primarily reflects clinical trial costs incurred for the Company’s lead product, Surfaxin (which is currently in three Phase 3 trials and one Phase 2 trial for critical care patients with life threatening respiratory disorders), as well as activities related to the development of aerosolized formulations of the Company’s humanized lung surfactant to potentially treat a variety of respiratory conditions.  The results also include charges of $193,000 and $1,450,000 (for the quarter ended and twelve months ended December 31, 2002, respectively) for pre-launch commercialization activities for Surfaxin conducted for which funding is provided by a secured, revolving credit facility pursuant to a collaboration arrangement with Quintiles Transnational Corp. (“Quintiles”).  Included in the year ended December 31, 2002, is a non-cash compensation charge of $402,000 primarily related to the grant of stock options to non-employee members of the Board of Directors under the Automatic Option Grant program of the Company’s Stock Option Plan and modifications to certain options held by three departing directors in connection with a reconfiguration of the Board. Additionally, included in the fourth quarter and year ended December 31, 2002, are charges of approximately $428,000 and $1.3 million, respectively, for reductions in prepaid expense balances primarily associated with research and development activities.

As of December 31, 2002, the Company had cash and investments of approximately $19.2 million.  The Company has a secured revolving credit facility of $8.5 million to $10.0 million with Quintiles. The Company may use this credit facility for general working capital purposes but is obligated to use a majority of the funds borrowed under this facility for pre-launch marketing of Surfaxin. As of December 31, 2002, $5.7 million was available for borrowing and $1.45 was outstanding under the credit facility.  In December 2002, the Company entered into a lease financing arrangement with the Life Science and Technology Finance Division of General Electric Capital Corporation that provides, subject to certain conditions, for up to $1.0 million in financing for capital purchases. As of December 31, 2002, the Company has used approximately $285,000 of this financing arrangement. Our currently available financial resources will be adequate to satisfy our capital needs into the second quarter of 2004.

The increase in the weighted average number of shares outstanding in 2002 is primarily due to approximately 822,000 common shares issued in connection with the March 2002 expansion of the strategic alliance with Laboratorios del Dr. Esteve (“Esteve”) and approximately 6.4 million common shares issued to selected institutional and accredited investors in a private offering in November 2002. As of December 31, 2002 and December 31, 2001, there were approximately 32,857,000 and 25,546,000 common shares issued and outstanding, respectively.

Robert J. Capetola, Ph.D., President and Chief Executive Officer of Discovery, commented “This upcoming year presents a number of critical milestones for Discovery. The past year has prepared us for these opportunities.  First, we put in place a high quality development infrastructure executing our four ongoing late-stage clinical trials of Surfaxin, with Phase 3 results in Respiratory Distress Syndrome (RDS) in premature infants and Phase 2 results in acute respiratory disease syndrome (ARDS) expected during 2003.  The Company now has in place the sales and marketing capability to bring Surfaxin to the critical care markets in the United States, Europe and Latin America through our strategic relationships with Quintiles and Esteve. We announced very encouraging results, albeit in a small patient population, from Part A of our Phase 2 clinical trial of Surfaxin for ARDS, a life-threatening disorder for which there are currently no approved therapies anywhere in the world. Based on ever-increasing scientific evidence supporting the potential pipeline of opportunities for surfactant therapy for respiratory diseases, we launched our aerosol operations in Redwood City, California to develop aerosol formulations of our humanized lung surfactant and have already entered into two promising collaborations.  Lastly, we closed a successful private financing with a group of well-recognized and sophisticated life sciences investors.”

Selected updates on the Company’s progress since the end of the third quarter 2002:

•

In December, we reported that our contract manufacturer, Akorn, Inc., was experiencing certain operating difficulties in a production room primarily used for the filling of sterile pharmaceutical products and that they anticipated recommencing manufacture in February 2003. On February 18, 2003, Akorn advised the Company that this sterile production room has returned to full operational status. Surfaxin manufacturing for ARDS is expected to recommence in March 2003. The trial is ongoing and is expected to return to full operational status in April 2003. The Company now anticipates completing Part B of its Phase 2 ARDS trial in the third quarter of 2003.

•

The results from our pivotal, landmark multinational Phase 3 trial for Surfaxin for Respiratory Distress Syndrome (RDS) in premature infants are anticipated to be available in October 2003, approximately four months later than originally communicated, with the New Drug Application to be filed with the FDA shortly thereafter. Several additional sites were due to be added to our existing qualified clinical trial site base beginning in late-January through March 2003. Activating these additional sites would have positioned us to complete the landmark trial in May 2003. However, management has recently made the decision not to include these sites into its existing base of qualified clinical sites. This decision was reached after a thorough evaluation and is consistent with our stringent clinical site quality processes and criteria designed to provide the highest probability of success in this pivotal trial to allow the introduction of the first humanized lung surfactant to market.

•

In November, we completed the sale of securities in a private placement to selected institutional and accredited investors for gross proceeds of approximately $12.8 million. Approximately 6.4 million newly issued shares of Common Stock were sold at a price of $1.94 per share.  For an additional $0.125 per underlying common share, the investors also purchased warrants exercisable for approximately 2.9 million shares of common stock with an exercise price of $2.425 per share. The financing was led by BioAsia Investments, and included Heartland Value Fund, Special Situations Funds, SDS Capital Partners, DMG LLC, State Street Research Health Science Fund, PharmaBio Development, Inc. (the investment subsidiary of Quintiles Transnational Corp.), Laboratorios del Dr. Esteve S.A., and an accredited life science investor.

•

Our Redwood City, California operations, launched in February 2002, achieved very encouraging preclinical results in the development of its proprietary humanized lung surfactant for aerosol use including the means to deliver therapeutically relevant dosages for novel respiratory therapies.

About Discovery Laboratories

Discovery Laboratories, Inc. is a specialty pharmaceutical company leveraging the only platform technology in humanized lung surfactants to develop a number of potential novel respiratory therapies. Surfactants are produced naturally in the lungs and are critical to all air-breathing mammals. Discovery’s technology is being developed initially for critical care patients with life-threatening respiratory disorders where there are few or no approved therapies available. Surfaxin, Discovery’s lead product, is currently in Phase 3 clinical trials for Respiratory Distress Syndrome (RDS) in premature infants, a Phase 3 clinical trial for Meconium Aspiration Syndrome (MAS) in full-term infants, and a Phase 2 clinical trial for Acute Respiratory Distress Syndrome (ARDS) in adults.  Aerosol formulations are being developed in an effort to treat other respiratory conditions including asthma, chronic obstructive pulmonary disease, acute lung injury and upper airway diseases such as sinusitus.  Discovery is developing a dedicated sales and marketing capability through a collaboration with Quintiles for the United States, and has a strategic alliance with Esteve for Europe and Latin America. Interested parties can receive corporate updates by sending their email addresses to dsco@focuspartners.com.

To the extent that statements in this press release are not strictly historical, including statements as to business strategy, outlook, objectives, future milestones, plans, intentions, goals, future financial conditions, future collaboration agreements, the success of the Company’s product development, events conditioned on stockholder or other approval, or otherwise as to future events, such statements are forward-looking, and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  The forward-looking statements contained in this release are subject to certain risks and uncertainties that could cause actual results to differ materially from the statements made. Among the factors which could affect the company's actual results and could cause results to differ from those contained in the forward-looking statements contained herein are the risk that financial conditions may change, risks relating to the progress of the company's research and development, the risk that the Company will not be able to raise additional capital or enter into additional collaboration agreements, risks relating to the progress of the Company's research and development, risks relating to the lack of sufficient drug product for completion of any of the Company’s clinical studies, and risks relating to the development of competing therapies and/or technologies by other companies. Those associated risks and others are further described in the company's filings with the Securities and Exchange Commission including the most recent reports on Forms 10-KSB, 8-K, 10-QSB and 10-Q, and amendments thereto.

(Tables to follow)

Contacts:
John Cooper	FOCUS Partners LLC
CFO/SVP	Harvey Goralnick/David Zazoff
215-340-4699	212-752-9445
ir@discoverylabs.com	dsco@focuspartners.com

Discovery Laboratories, Inc.
Condensed Consolidated Statement of Operations
(in thousands, except per share data)

	Three months ended		For the years ended
	December 31,		December 31,
	(unaudited)
	2002	2001	2002	2001

Revenues from collaborative agreements	$394	$197	$1,782	$1,112

Operating expenses:
Research and Development	4,546	2,275	14,347	8,007
General and Administrative	1,155	2,295	5,458	5,067

Total expenses	5,701	4,570	19,805	13,074

Operating loss:	(5,307)	(4,373)	(18,023)	(11,962)
Other income and expense	50	161	580	816

Net Loss	$(5,257)	$(4,212)	$(17,443)	$(11,146)

Net loss per common share	$(0.17)	$(0.17)	$(0.64)	$(0.51)
Weighted average number of common
shares outstanding	30,717	25,017	27,351	22,038

Condensed Consolidated Balance Sheets
(in thousands)

	December 31,
	2002	2001

ASSETS
Current Assets:
Cash and cash equivalents	$8,538	$3,758
Available-for-sale marketable securities	10,652	12,938
Prepaid expenses and other current assets	327	1,582

Total current assets	19,517	18,278
Property and equipment, net of depreciation	1,231	822
Other Assets	314	965

Total assets	$21,062	20,065

LIABILITIES AND STOCKHOLDERS' EQUITY
Total current liabilities	$3,202	$1,794

Deferred revenue	1,393	615
Credit facility with corporate partner	1,450	-
Capitalized lease	256	33

Total liabilities	$6,301	$2,442